UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):

December 7, 2015

WILSHIRE BANCORP, INC.

(Exact name of registrant as specified in its charter)

California	000-50923	20-0711133
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3200 Wilshire Boulevard, Los Angeles,
California 90010

(Address of principal executive offices) (Zip Code)

(213) 387-3200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                                        Other Events.

On December 7, 2015, Wilshire Bancorp, Inc., a California corporation (“Wilshire”), and BBCN Bancorp, Inc., a Delaware corporation (“BBCN”), held a joint conference call with investors to provide supplemental information regarding the proposed merger of Wilshire with and into BBCN, with BBCN being the surviving corporation.  A copy of the joint investor presentation was filed as Exhibit 99.2 to the Current Report on Form 8-K filed by Wilshire with the Securities and Exchange Commission on December 7, 2015.  A copy of the script to the joint investor presentation is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

Additionally, on December 7, 2015, Wilshire disseminated certain communications to its employees discussing the Merger.  Copies of such communications are attached to this Current Report on Form 8-K as Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4 and are incorporated by reference into this Item 8.01.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains statements regarding the proposed transaction between Wilshire and BBCN, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of Wilshire and BBCN. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of Wilshire, BBCN and the combined corporation, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed transaction is subject to regulatory approval, the approval of the shareholders of Wilshire and BBCN, and other customary closing conditions.  There is no assurance that such conditions will be met or that the proposed transaction will be consummated within expected time frame, or at all.  If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating Wilshire and BBCN and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the merger may not be obtained on its proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the United States economy in general, and of the local economies in which the combined corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the combined corporation’s business and operating results.  For a more complete list and description of such risks and uncertainties, refer to Wilshire’s Form 10-K for the year ended December 31, 2014, as amended, BBCN’s Form 10-K for the year ended December 31, 2014, as amended, as well as other filings made by Wilshire and BBCN with the Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Wilshire disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, BBCN will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement/Prospectus of Wilshire and BBCN, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Wilshire and BBCN, at the SEC’s Internet site (www.sec.gov). You may also obtain these documents by contacting Wilshire’s Corporate Secretary, at Wilshire Bancorp, Inc., 3200 Wilshire Boulevard, Los Angeles, California 90010, or via e-mail to alexko@wilshirebank.com.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants in Solicitation

Wilshire, BBCN and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Wilshire’s participants is set forth in the proxy statement, dated April 9, 2015, for Wilshire’s 2015 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Information concerning BBCN’s participants is set forth in the proxy statement, dated May 1, 2015, for BBCN’s 2015 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of BBCN and Wilshire in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Item 9.01.                                        Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor presentation script, dated December 7, 2015

99.2	Wilshire letter to employees, dated December 7, 2015

99.3	Joint Employee Fact Sheet, dated December 7, 2015

99.4	Joint Employee Q&A, dated December 7, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 7, 2015	WILSHIRE BANCORP, INC.

	By:	/s/ Alex Ko
		Name:	Alex Ko
		Title:	Executive Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor presentation script, dated December 7, 2015

99.2	Wilshire letter to employees, dated December 7, 2015

99.3	Joint Employee Fact Sheet, dated December 7, 2015

99.4	Joint Employee Q&A, dated December 7, 2015